Exhibit 99.1

RADCOM LTD.
___________________________

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________

Notice is hereby given that the 2017 Annual General Meeting of Shareholders (the “Meeting”) of Radcom Ltd. will be held on Monday, July 31, 2017 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “Radcom,” “we,” “us,” “our,” “the Company” and “our company” to refer to Radcom Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect Mr. Zohar Zisapel, as a member of our Board of Directors;

(2)
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2017;

(3)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2016; and

(4)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 3, 2017. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on July 3, 2017 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel, or by facsimile to +9723-6474681 no later than July 21, 2017. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6‑K, which will be available to the public on the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,
/s/ Rachel (Heli) Bennun
Executive Chairman of the Board of Directors

Dated: June 26, 2017

Our audited financial statements for the fiscal year ended December 31, 2016, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on March 30, 2017 with the SEC and is available on the SEC’s website at www.sec.gov and on our website at www.radcom.com.

- ii -

RADCOM LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 6971920, ISRAEL
___________________________

PROXY STATEMENT
___________________________

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board of Directors”) of proxies for use at the 2017 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2017 Annual General Meeting of Shareholders. The Meeting will be held on Monday, July 31, 2017 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as “Radcom,” “we,” “us,” “our,” “the Company” and “our company” to refer to Radcom Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect Mr. Zohar Zisapel, as a member of our Board of Directors;

(2)
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst and Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors, to fix their remuneration for the fiscal year ending December 31, 2017;

(3)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2016; and

(4)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July  3, 2017. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us not less than 48 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record at the close of business on July 3, 2017 will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxies will be mailed to shareholders on or about July 6, 2017, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Position Statements

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel, or by facsimile to +972-3-6474681 no later than July 21, 2017. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

On June 20, 2017, we had 11,752,421 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of June 20, 2017 by (i) each person or entity known to beneficially own more than five percent (5%) of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the SEC, and (ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC. The percentage of outstanding Ordinary Shares is based on 11,752,421 Ordinary Shares outstanding as of June 20, 2017.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Zohar Zisapel (3)	3,008,383	25.6%
Yelin Lapidot Holdings Management Ltd. (4)	1,164,838	9.9%
All directors and executive officers as a group, except Zohar Zisapel (11 persons) (5)	191,400	1.6%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Ordinary Shares beneficially owned include Ordinary Shares that may be acquired pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of June 20, 2017.

(2)
For determining the percentage owned by each person or group, Ordinary Shares for each person or group includes Ordinary Shares that may be acquired by such person or group pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of June 20, 2017. The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.

(3)
Includes (i) 2,381,472 Ordinary Shares held by Mr. Zisapel, (ii) 13,625 Ordinary Shares held by Klil & Michael Ltd., an Israeli company wholly owned by Mr. Zisapel, (iii) 299,416 Ordinary Shares held by Michael & Klil Holdings (93) Ltd., an Israeli company wholly owned by Mr. Zisapel, (iv) 298,870 Ordinary Shares held of record by Lomsha Ltd., an Israeli company wholly owned by Mr. Zisapel, and (v) 10,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $14.52, expiring in 2020, 2,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $11.69, expiring in 2021 and 3,000 ordinary shares issued upon vesting of the restricted shares units (“RSU”), expiring in 2021. The options and the RSUs listed above are exercisable currently or within 60 days of June 20, 2017. This information is based on information provided to the Company by Mr. Zisapel.

(4)
The information with respect to the holdings of Yelin Lapidot Holdings Management, Ltd. is based on a Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. on February 8, 2017.

(5)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such party, which are vested or shall become vested within 60 days of June 20, 2017) and has, therefore, not been separately disclosed. The Ordinary Shares are issuable upon exercise of options exercisable currently or within 60 days of June 20, 2017.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2016, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F, which was filed on March 30, 2017 with the SEC.

ITEM 1 – RE-ELECTION OF DIRECTOR

At the Meeting, you will be asked to re-elect Mr. Zohar Zisapel to serve as a member of our Board of Directors. If re-elected, Mr. Zisapel will be entitled to receive the compensation paid to each of our directors, which was approved in Item 4 to the agenda of our 2016 Annual General Meeting of Shareholders. All of our other directors were re-elected at our 2016 Annual General Meeting of Shareholders, for a three year term.

Under our Amended and Restated Articles of Association, our Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on our Board of Directors, in its sole discretion. If re-elected at the Meeting, Mr. Zisapel, will hold office until the next annual general meeting and until his successor shall have duly taken office, unless his office is vacated earlier under any relevant provision of our Amended and Restated Articles of Association.

We are not aware of any reason why Mr. Zisapel, if elected, should be unable to serve as a director. We do not have any understanding or agreement with respect to the future election of Mr. Zisapel.

Set forth below is a brief biography of Mr. Zisapel as a nominee for director, based upon our records and information furnished to us by Mr. Zisapel.

Mr. Zohar Zisapel, 68, a co-founder of our Company, has served as our Chairman of the Board from inception in 1985 until September, 2015. Mr. Zisapel co-founded RAD Data Communications Ltd., a privately-held voice and data communications company and part of the RAD Group, a family of independent networking and telecommunications companies, and was its CEO from 1982 until 1998 and Chairman from 1998 until 2012. Mr. Zisapel is the Chairman of Ceragon Networks Ltd. (NASDAQ: CRNT), and director of Amdocs Ltd (NASDAQ: DOX)  and as chairman or director of several private companies.  Mr. Zisapel has a B.Sc. degree and an M.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the director set forth above.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Mr. Zohar Zisapel be and hereby is re-elected to serve as a member of our Board of Directors until the next annual general meeting following the Meeting, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration for the fiscal year ending December 31, 2017. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors and the authorization of our Audit Committee to fix their remuneration.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the next annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board of Directors, be and it hereby is authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services for the fiscal year ending December 31, 2017.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3 – REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

Our audited financial statements for the fiscal year ended December 31, 2016 were filed together with our Annual Report on Form 20-F, which was filed on March 30, 2017 with the SEC and is available, along with its amendments, at their website, www.sec.gov, and at our website, www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote by the shareholders.

ITEM 4 - OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than July 3, 2017. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than July 10, 2017.

In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the General Counsel. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board of Directors may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the record date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

Shareholder Proposals for Annual General Meeting in 2018

Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, our 2018 Annual General Meeting by submitting their proposals in writing to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the 2018 Annual General Meeting, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Meeting, i.e., no later than July 31, 2018; provided that if the date of the 2018 Annual General Meeting of Shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after the anniversary of the Meeting, our General Counsel must receive the written proposal by no later than the first to occur of (i) the seventh calendar day following the day on which we call and provide notice of the 2018 Annual General Meeting and (ii) the fourteenth calendar day following the day on which public disclosure of the date of such meeting is first made.

A shareholder proposal should be made in the manner set forth above mutatis mutandis, and in accordance with the provisions of the Companies Law.

For the sake of clarity, the information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2018 Annual General Meeting in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors,
/s/ Rachel (Heli) Bennun
Executive Chairman of the Board of Directors

Dated: June 26, 2017